Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provision of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase dated September 7, 2021 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

Santander Consumer USA Holdings Inc.

at

$41.50 Net per Share

Pursuant to the Offer to Purchase Dated September 7, 2021

by

Max Merger Sub, Inc.

a direct wholly-owned subsidiary of

Santander Holdings USA, Inc.

and an indirect wholly-owned subsidiary of

Banco Santander, S.A.

Max Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”), and an indirect wholly-owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain, is offering to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Santander Consumer USA Holdings Inc., a Delaware corporation (“SC”), that Parent does not already own, for $41.50 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal ” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 23, 2021 (as amended from time to time, the “Merger Agreement”), among SC, Parent and Purchaser.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, OCTOBER 4, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, Purchaser will merge with and into SC (the “Merger”), with SC continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), any Shares not purchased pursuant to the Offer (other than (i) Shares held by Parent, (ii) Shares owned by SC as treasury stock (other than Shares in an employee benefit or compensation plan) or owned by any wholly-owned subsidiary of either SC or Parent, in each case immediately prior to the Merger Effective Time, and (iii) Shares outstanding immediately prior to the Merger Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be automatically converted into the right to receive, in cash and without interest, subject to deduction for any required withholding taxes, an amount equal to the Offer Price. The Merger Agreement is more fully described in “The Offer—Section 13—The Merger Agreement” of the Offer to Purchase. As a result of the Merger, SC would cease to be a publicly traded company and become wholly owned by Parent.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of SC’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of SC’s stockholders, in accordance with Section 251(h) of the DGCL. As of the date of the Offer to Purchase, the Transaction is expected to close by late October or otherwise in the fourth quarter of 2021 upon receipt of regulatory approval.

The Board of Directors of SC (the “SC Board”) has, upon the unanimous recommendation of a special committee comprised solely of independent and disinterested directors, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of SC’s stockholders (other than Parent, Purchaser and their affiliates), (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by SC of the Merger Agreement and the consummation by SC of the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL , (iii) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of SC accept the Offer and tender their Shares into the Offer.

SC will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to SC’s stockholders. The Schedule 14D-9 will include a description of the SC Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore SC’s stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is subject to conditions, including (i) the Regulatory Condition (as defined in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase), (ii) the No Proceedings Condition (as defined in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase), (iii) the No Legal Prohibition Condition (as defined in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase), and (iv) other conditions as set forth in “The Offer—Section 15— Conditions to the Offer” of the Offer to Purchase. Consummation of the Offer is not conditioned on obtaining financing or any minimum tender threshold.

Subject to the applicable rules and regulations of the SEC, Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that SC’s prior written consent is required for Purchaser to (i) decrease the Offer Price, (ii) change the amount or form of consideration to be paid in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) impose conditions to the Offer in addition to those set forth in Annex I to the Merger Agreement or modify the conditions set forth in Annex I to the Merger Agreement, (v) terminate, accelerate, limit or extend the expiration date of the Offer in any manner (except to the extent required under the Merger Agreement), or (vi) otherwise amend, modify or supplement any of the conditions to or terms of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of Shares other than Parent and Purchaser.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to one minute after 11:59 p.m., New York City Time, at the end of the day on October 4, 2021 or, in the event the Offer is extended or earlier terminated, the latest time and date at which the Offer, as so extended or earlier terminated, will expire (the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be available.

Pursuant to the terms of the Merger Agreement, if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived (to the extent waivable), Purchaser must extend the Offer for one or more consecutive periods of not more than (except with the consent of SC) ten business days until such time as such conditions shall have been satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond March 31, 2022 (which may be extended for up to two periods of three months each by either SC or Parent in certain circumstances pursuant to the terms of the Merger Agreement). In addition, Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or required by the rules and regulations of the New York Stock Exchange or applicable law. Except as otherwise permitted pursuant to the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire, prior to any such extended expiration date without the consent of SC.

Any extension, termination or amendment of the Offer will be followed by a prompt public announcement thereof.

In order to validly tender Shares in the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Computershare Inc. and Computershare Trust Company, N.A., the joint depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver (to the extent waivable) of the conditions to the Offer, Purchaser will accept for payment and pay for, promptly after the Expiration Time (and in any event within two business days), all Shares validly tendered and not validly withdrawn. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 2—Acceptance for Payment and Payment for Shares” of the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

SC has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on SC’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal and SC’s Schedule 14D-9 contain important information, and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. None of Ultimate Parent, Parent or Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders Call Toll-Free: (866) 628-6021

September 7, 2021

New York Times—7.65” x 21”

1241     Georgeson Inc.

MayaType LLC     (203) 659-0088

Description: Santander Holdings USA, Inc.—Tender

File: 1248-Santander

09/03/2021                                          Proof     5